Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Unity Software Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91332U101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91332U101	Schedule 13G	Page 1 of 15

1	Names of Reporting Person CVC Capital Partners VII Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,752,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,752,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,752,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.0%
12	Type of Reporting Person CO

CUSIP No. 91332U101	Schedule 13G	Page 2 of 15

1	Names of Reporting Person CVC Capital Partners VII Associates L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,752,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,752,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,752,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.0%
12	Type of Reporting Person PN

CUSIP No. 91332U101	Schedule 13G	Page 3 of 15

1	Names of Reporting Person CVC Capital Partners Investment Europe VII L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,752,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,752,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,752,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.0%
12	Type of Reporting Person PN

CUSIP No. 91332U101	Schedule 13G	Page 4 of 15

1	Names of Reporting Person CVC Capital Partners VII (A), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,752,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,752,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,752,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.0%
12	Type of Reporting Person PN

CUSIP No. 91332U101	Schedule 13G	Page 5 of 15

1	Names of Reporting Person CVC Growth Partners GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,752,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,752,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,752,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.0%
12	Type of Reporting Person CO

CUSIP No. 91332U101	Schedule 13G	Page 6 of 15

1	Names of Reporting Person CVC Growth Partners Associates L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,752,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,752,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,752,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.0%
12	Type of Reporting Person PN

CUSIP No. 91332U101	Schedule 13G	Page 7 of 15

1	Names of Reporting Person CVC Growth Partners L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,752,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,752,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,752,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.0%
12	Type of Reporting Person PN

CUSIP No. 91332U101	Schedule 13G	Page 8 of 15

1	Names of Reporting Person Appsource Holdings Jersey Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,752,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,752,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,752,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.0%
12	Type of Reporting Person CO

CUSIP No. 91332U101	Schedule 13G	Page 9 of 15

1	Names of Reporting Person App Holdings S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,752,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,752,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,752,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.0%
12	Type of Reporting Person OO

CUSIP No. 91332U101	Schedule 13G	Page 10 of 15

1	Names of Reporting Person App Investments S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,752,197
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,752,197

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,752,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.0%
12	Type of Reporting Person OO

CUSIP No. 91332U101	Schedule 13G	Page 11 of 15

ITEM 1.	(a) Name of Issuer:

Unity Software Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

30 3rd Street

San Francisco, California 94103

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

1.	CVC Capital Partners VII Limited;

2.	CVC Capital Partners VII Associates L.P.;

3.	CVC Capital Partners Investment Europe VII L.P.;

4.	CVC Capital Partners VII (A), L.P. (together with CVC Capital Partners VII Associates L.P. and CVC Capital Partners Investment Europe VII L.P., “CVC Fund VII”);

5.	CVC Growth Partners GP Limited;

6.	CVC Growth Partners Associates L.P.

7.	CVC Growth Partners L.P. (together with CVC Growth Partners Associates L.P., “CVC Growth Fund I”);

8.	Appsource Holdings Jersey Limited;

9.	App Holdings S.à r.l.; and

10.	App Investments S.à r.l. (“App Investments”).

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons under 1 through 8 is 27 Esplanade, St. Helier, JE1 1SG, Jersey.

The principal business address of the Reporting Persons under 9 and 10 is 20 avenue Monterey, Luxembourg, L-2163.

(c)	Citizenship of each Reporting Person is:

The Reporting Persons under 1 through 8 are organized under the laws of Jersey and the Reporting Persons under 9 and 10 are organized under the laws of Luxembourg.

CUSIP No. 91332U101	Schedule 13G	Page 12 of 15

(d)	Title of Class of Securities:

Common stock, $0.000005 par value (“Common Stock”)

(e)	CUSIP Number:

91332U101

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of the date hereof, based upon 380,019,022 shares of Common Stock outstanding as of November 1, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CVC Capital Partners VII Limited	7,752,197	2.0%	0	7,752,197	0	7,752,197
CVC Capital Partners VII Associates L.P.	7,752,197	2.0%	0	7,752,197	0	7,752,197
CVC Capital Partners Investment Europe VII L.P.	7,752,197	2.0%	0	7,752,197	0	7,752,197
CVC Capital Partners VII (A), L.P.	7,752,197	2.0%	0	7,752,197	0	7,752,197
CVC Growth Partners GP Limited	7,752,197	2.0%	0	7,752,197	0	7,752,197
CVC Growth Partners Associates L.P.	7,752,197	2.0%	0	7,752,197	0	7,752,197
CVC Growth Partners L.P.	7,752,197	2.0%	0	7,752,197	0	7,752,197
Appsource Holdings Jersey Limited	7,752,197	2.0%	0	7,752,197	0	7,752,197
App Holdings S.à r.l.	7,752,197	2.0%	0	7,752,197	0	7,752,197
App Investments S.à r.l.	7,752,197	2.0%	0	7,752,197	0	7,752,197

App Investments is the record holder of 7,752,197 shares of Common Stock.

The majority owner of App Investments is App Holdings S.à r.l., which is wholly owned by Appsource Holdings Jersey Limited, which is wholly owned by CVC Fund VII and CVC Growth Fund I. CVC Capital Partners VII Limited is the sole general partner of each of the limited partnerships comprising CVC Fund VII, and CVC

CUSIP No. 91332U101	Schedule 13G	Page 13 of 15

Growth Partners GP Limited is the general partner of each of the limited partnerships comprising CVC Growth Fund I. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held by App Investments. The board of directors of App Investments, composed of Stefan Moosmann, Carmen André and Caroline Goergen, exercises voting and investment authority with respect to the subject ordinary shares. CVC Capital Partners VII Limited is managed by a three member board of directors. CVC Growth Partners GP Limited is managed by a four member board of directors. Each of the foregoing individuals disclaims beneficial ownership of the securities beneficially owned by CVC Capital Partners VII Limited and CVC Growth Partners GP Limited.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 91332U101	Schedule 13G	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

CVC Capital Partners VII Limited

By:	/s/ Carl Hansen
Name:	Carl Hansen
Title:	Director

CVC Capital Partners VII Associates L.P.
By: CVC Capital Partners VII Limited, its general partner

By:	/s/ Carl Hansen
Name:	Carl Hansen
Title:	Director

CVC Capital Partners Investment Europe VII L.P.
By: CVC Capital Partners VII Limited, its general partner

By:	/s/ Carl Hansen
Name:	Carl Hansen
Title:	Director

CVC Capital Partners VII (A), L.P.
By: CVC Capital Partners VII Limited, its general partner

By:	/s/ Carl Hansen
Name:	Carl Hansen
Title:	Director

CVC Growth Partners GP Limited

By:	/s/ Carl Hansen
Name:	Carl Hansen
Title:	Director

CUSIP No. 91332U101	Schedule 13G	Page 15 of 15

CVC Growth Partners Associates L.P.
By: CVC Growth Partners GP Limited, its general partner

By:	/s/ Carl Hansen
Name:	Carl Hansen
Title:	Director

CVC Growth Partners L.P.
By: CVC Growth Partners GP Limited, its general partner

By:	/s/ Carl Hansen
Name:	Carl Hansen
Title:	Director

Appsource Holdings Jersey Limited

By:	/s/ Robert Boylan
Name:	Robert Boylan
Title:	Director

App Holdings S.à r.l.

By:	/s/ Caroline Goergen
Name:	Caroline Goergen
Title:	Director

By:	/s/ Carmen André
Name:	Carmen André
Title:	Director

App Investments S.à r.l

By:	/s/ Caroline Goergen
Name:	Caroline Goergen
Title:	Director

By:	/s/ Carmen André
Name:	Carmen André
Title:	Director